SHIN
CORPORATION

06010137

January 4, 2006

RECEIVED

2006 JAN 11 A 10:38

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 002/2006**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in December 2005

  Date: January 4, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED

JAN 12 2006

THOMSON
FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 4, 2006

SH 002/2006

January 4, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in December 2005

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	29,000,000	18,083,700	13,660,200
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	17.337	13.314	35.463
Exercise Ratio (warrant : ordinary share)	1 : 1.02671		
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III) in December 2005, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	123,400	306,800	74,800
No. of remaining unexercised warrants (units)	11,249,300	13,806,700	13,537,600
No. of shares derived from this exercise (shares)	126,695	314,994	76,797
No. of remaining shares reserved for warrants (shares)	11,395,431	13,984,037	13,714,564